

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

April 6, 2010

<u>Via U.S. Mail</u>

Mr. B. Geoffrey Scales
President
Northumberland Resources, Inc.
357 University Avenue
Charlottetown, Prince Edward Island
Canada C1A 4M9

> **Re: Northumberland Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 9, 2010**
> **File No. 333-165373**

Dear Mr. Scales:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. In various place throughout your document, including pages 1, 5, 19, and 31, you reference the National Association of Securities Dealers. Please revise each such reference, as this organization no longer exists.

2. Please remove the technical report attached as Exhibit 99.1 to your filing. Industry Guide 7 specifically prohibits technical studies being attached to or included in registration statements.

Summary Information and Risk Factors, page 1

Offering Price and Alternative Plan of Distribution, page 1

3.   Please explain what "alternative plan of distribution" you are referring to in the heading of this section, otherwise revise. In addition, provide a brief statement in this summary regarding the penny stock rules, which you explain in greater detail on page 32.

Summary of Our Business, page 2

4.   We note your reference here and in other areas of your prospectus to a shareholder loan facility. In each area where this disclosure appears, revise to make clear that the shareholder referred to is also your sole officer and director.

Risk Factors, page 4

5.   Please provide risk factor disclosure of the risks posed by the fact your sole officer and director only works for you part time, as disclosed on page 36.

6.   Please provide risk factor disclosure of the fact that no one from your company has ever visited or seen the property that you purportedly intend to use all of your resources exploring.

7.   Please provide a risk factor addressing the fact that since 1999 James W. McLeod has been an officer, director, or geologist for over twenty companies, most of which have not moved forward with exploration activities, and many of which have changed businesses and completely abandoned exploration activities.

Because We are Quoted on the OTC Bulletin Board, page 10

8.   Please revise this risk factor and caption in light of the fact that your common stock is not currently quoted on the OTCBB.

Failure to Achieve and Maintain Effective Internal Controls, page 11

9.   We note that this discussion applies to any issuer and any offering. Please tailor this risk factor to your own unique circumstances or remove it. See Item 503(a) of Regulation S-K.

Dilution, page 14

10.   We note your statement that no dilution to your existing stockholders will result from this offering. However, given the disparity between the offering price in this registration statement and the cash cost to investors in your private placements, please provide all of the information required by Item 506 of Regulation S-K.

Selling Security Holders, page 14

11.   Your disclosure that the selling shareholders received their shares in exempt transactions under Regulation S appears to conflict with your disclosure at page 3 that these shares were issued in private placements. Please revise or advise.

Selling Stockholders, page 15

12.   Please revise to identify the natural person with voting and investment control over the shares held by iSecurePC Corporation.

13.   Please disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If a selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

14.   You state, "The numbers in this table assume that none of the Selling Stockholders sells shares of common stock not being offered in this prospectus . . . ." It appears, however, that all of the selling stockholders are registering the offer and sale of all of their respective shares. Therefore, it is not clear what additional shares you are referencing.

15.   You further state that none of the selling stockholders has had any position, office, or other material relationship with the Company or its predecessors or affiliates within the past three years. However, we note that eleven selling stockholders share the same surname as your sole officer and director, which leads to the conclusion that they share a family relationship. Please identify all family and other material relationships between your selling stockholders and your affiliates.

Plan of Distribution, page 16

16.   We note that throughout your document, you indicate that it would be beneficial for your company if your common stock were quoted on the OTCBB. To this end, you state at page 19 that your president "has already had preliminary discussions with an authorized OTC Bulletin Board market maker with the intent of entering into an agreement" to sponsor your common stock for quotation. This statement suggests that you may be close to reaching an agreement or that you will be successful in obtaining sponsorship. Please revise to remove this sentence or add appropriate qualifying language.

Employees, page 29

17.   The list of your current officers filed with the Nevada Secretary of State indicates that R. Michael Stunden is your treasurer. Please confirm whether or not Mr. Stunden has been or currently is associated with the company, as well as the capacity in which he served.

Liquidity and Capital Resources, page 35

18.   You state, "We expect to have the appropriate financing commitments in place well in advance of June 30, 2011." Please explain what reasonable basis you have for this expectation.

Exhibits, page 44

19.   Please file your BARD 1-4 mineral claims as exhibits.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3611 with any questions.

                       Sincerely,

                       H. Roger Schwall
                       Assistant Director

cc: Jill Arlene Robbins, Esq. (305) 531-1274